UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                                SEC File Number
                                                                  333-123755
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


 (Check one): |X|  Form 10-K  |_|  Form 20-F   |_|  Form 11-K   |_|  Form 10-Q
|_|  Form N-SAR   |_|  Form N-CSR

         For Period Ended: December 31, 2005
                           ----------------------------------------------------
                  Transition Report on Form 10-K
                  Transition Report on Form 20-F
                  Transition Report on Form 11-K
                  Transition Report on Form 10-Q
                  Transition Report on Form N-SAR
         For the Transition Period Ended: _____________________________________

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  Read attached instruction sheet before preparing form. Please print or type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________


PART I -- REGISTRANT INFORMATION

AirGate PCS, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

2001 Edmund Halley Drive
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Address of Principal Executive Office (Street and Number)

Reston, Virginia 20191
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)  The reasons described in reasonable detail in Part III of this
      |       form could not be eliminated without unreasonable effort or
      |       expense;
      |  (b)  The subject annual report, semi-annual report, transition report
      |       on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
 |X|  |       portion thereof, will be filed on or before the fifteenth
      |       calendar day following the prescribed due date; or the subject
      |       quarterly report or transition report on Form 10-Q, or portion
      |       thereof, will be filed on or before the fifth calendar day
      |       following the prescribed due date; and
      |  (c)  The accountant's statement or other exhibit required by Rule
      |       12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although the management of the Company has been working diligently to complete all of the required information for its annual report on Form 10-K for the year ended December 31, 2005, and a substantial part of such information has been completed as of this date, management is unable, without unreasonable effort or expense, to complete the financial statements and other disclosures for the Form 10-K on or before March 31, 2006. The delays in the filing are primarily related to completing the preparation and review of the income tax provision, transition period financial statements and note disclosures. Management expects to file its annual report on Form 10-K on or before April 15, 2006.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Gary D. Begeman                703                   433-4000
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         (Name)                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).    Yes |X|  No  |_|

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     Yes  |_|      No  |X|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               AirGate PCS, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2006                             By:  /s/ Gary D. Begeman
      ------------------                               -----------------------
                                                       Name:   Gary D. Begeman
                                                       Title:  Vice President